FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of March, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  May 23, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  May 23, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  May 23, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 March 2005 - 31 March 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                            278,191

Current Balance - Trust Mortgage Assets              (GBP)25,187,763,514

Current Balance - Trust Cash and other Assets        (GBP)1,178,420,307

Last Months Closing Trust Assets                     (GBP)26,285,417,468

Funding share                                        (GBP)19,057,225,862

Funding 2 share                                      (GBP)4,210,421,237

Funding and Funding 2 share                          (GBP)23,267,647,099

Funding and Funding 2 Share Percentage                      88.25%

Seller Share*                                        (GBP)3,098,536,722

Seller Share Percentage                                     11.75%

Minimum Seller Share (Amount)*                       (GBP)1,548,707,664

Minimum Seller Share (% of Total)                           5.87%

Excess Spread last quarter annualised (% of Total)          0.54%
--------------------------------------------------------------------------------

* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans
--------------------------------------------------------------------------------------------------------
                      Number        Principal ((GBP))      Arrears ((GBP))      By Principal (%)

< 1 Month              273,423         24,759,561,656                    0                98.30%

> = 1 < 3 Months         3,859            354,850,635            3,009,072                 1.41%

> = 3 < 6 Months           722             59,134,140            1,342,703                 0.23%

> = 6 < 9 Months           162             12,346,981              523,746                 0.05%

> = 9 < 12 Months           24              1,830,590              111,031                 0.01%

> = 12 Months                1                 39,512                3,400                 0.00%

Total                  278,191         25,187,763,514            4,989,952               100.00%
--------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                            Number      Principal ((GBP))   Arrears ((GBP))

Total (since inception)      352            23,239,406            1,170,342
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                              126

Number Brought Forward                                                 92

Repossessed (Current Month)                                            34

Sold (since inception)                                                226

Sold (current month)                                                   13

Sale Price / Last Loan Valuation                                     1.06

Average Time from Possession to Sale (days)                           135

Average Arrears at Sale                                      (GBP)2,900

Average Principal Loss (Since inception)*                       (GBP)92

Average Principal Loss (current month)**                         (GBP)0

MIG Claims Submitted                                                    6

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                      41
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                             Number         Principal ((GBP))

Substituted this period                        0                 (GBP)0

Substituted to date (since 26 March 2001)   562,237       (GBP)48,998,814,077
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                          % of CPR

Current Month % of CPR - Removals*                         58.30%

Previous Month % of CPR - Removals*                        71.50%

Current Month % of CPR - Non-Removals**                    41.70%

Previous Month % of CPR - Non-Removals**                   28.50%
-------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                       Monthly           Annualised

Current Month CPR Rate - Total          4.40%              41.72%

Previous Month CPR Rate - Total         5.36%              48.38%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months               24.81

Weighted Average Remaining Term (by value) Years           20.57

Average Loan Size                                      (GBP)90,541

Weighted Average LTV (by value)                            74.78%

Weighted Average Indexed LTV (by value)                    65.41%

Non Verified (by value)                                    39.30%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                    50.59%

Together (by balance)                                      23.13%

Capped (by balance)                                         0.71%

Variable (by balance)                                      22.24%

Tracker (by balance)                                        3.33%

Total                                                      100.0%
-------------------------------------------------------------------------------


Geographic Analysis

------------------------------------------------------------------------------------------------
                      Number         % of Total            Value ((GBP))       % of Total
East Anglia              5,526           1.99%                 504,501,860          2.00%

East Midlands           19,700           7.08%               1,605,107,319          6.37%

Greater London          33,793          12.15%               4,998,907,595         19.85%

North                   30,539          10.98%               1,818,011,254          7.22%

North West              37,078          13.33%               2,698,834,161         10.71%

Scotland                34,424          12.37%               2,271,755,414          9.02%

South East              41,195          14.81%               5,102,791,560         20.26%

South West              17,844           6.41%               1,808,034,981          7.18%

Wales                   11,374           4.09%                 825,801,306          3.28%

West Midlands           18,167           6.53%               1,559,037,978          6.19%

Yorkshire               28,551          10.26%               1,994,980,086          7.92%

Total                  278,191            100%              25,187,763,514           100%
------------------------------------------------------------------------------------------------



LTV Levels Breakdown

------------------------------------------------------------------------------------------------
                                       Number            Value ((GBP))          % of Total
0% < 25%                               10,720               412,870,095               1.64%

> = 25% < 50%                          34,607             2,580,627,717              10.25%

> = 50% < 55%                          10,620               964,028,147               3.83%

> = 55% < 60%                          11,477             1,100,553,656               4.37%

> = 60% < 65%                          12,978             1,280,996,280               5.09%

> = 65% < 70%                          15,694             1,566,681,881               6.22%

> = 70% < 75%                          20,146             2,027,040,499               8.05%

> = 75% < 80%                          21,322             2,393,229,910               9.50%

> = 80% < 85%                          35,596             3,819,269,619              15.16%

> = 85% < 90%                          35,225             3,341,423,143              13.27%

> = 90% < 95%                          52,189             4,244,715,092              16.85%

> = 95% < 100%                         17,217             1,431,137,514               5.68%

> = 100%                                  400                25,189,962               0.10%

Total                                 278,191            25,187,763,514              100.0%
------------------------------------------------------------------------------------------------



Repayment Method

------------------------------------------------------------------------------------------------
                                       Number            Value ((GBP))        % of Total
Endowment                              23,065             1,736,429,215              6.89%

Interest Only                          45,567             6,541,390,677             25.97%

Pension Policy                            529                54,194,624              0.22%

Personal Equity Plan                    1,030                76,744,358              0.30%

Repayment                             208,000            16,779,004,639             66.62%

Total                                 278,191            25,187,763,514            100.00%
------------------------------------------------------------------------------------------------



Employment Status

------------------------------------------------------------------------------------------------
                                       Number           Value ((GBP))        % of Total
Full Time                             242,699           20,718,914,439            82.26%

Part Time                               3,573              226,023,488             0.90%

Retired                                   436               13,453,084             0.05%

Self Employed                          28,643            4,091,208,140            16.24%

Other                                   2,840              138,164,363             0.55%

Total                                 278,191           25,187,763,514            100.00%
------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         6.84%

Effective Date of Change                             1 September 2004
-------------------------------------------------------------------------------


Notes     Granite Master Issuer plc - Series 2005-1

---------------------------------------------------------------------------------------------------
                                                 Rating
                        Outstanding         Moodys/S&P/Fitch       Reference Rate         Margin

Series 1

A1                       $685,714,000          Aaa/AAA/AAA             2.89%               0.04%

A2                 (euro) 857,142,000          Aaa/AAA/AAA             2.18%               0.04%

A3                     $1,100,000,000          Aaa/AAA/AAA             3.13%               0.08%

A4                     $1,100,000,000          Aaa/AAA/AAA             3.15%               0.10%

A5               (euro) 1,500,000,000          Aaa/AAA/AAA             2.23%               0.09%

A6                 (GBP)750,000,000          Aaa/AAA/AAA             4.97%               0.12%

B1                        $60,500,000            Aa3/AA/AA             3.18%               0.13%

B2                  (euro) 80,000,000            Aa3/AA/AA             2.33%               0.19%

B3                  (GBP)55,000,000            Aa3/AA/AA             5.18%               0.19%

M1                        $65,000,000               A2/A/A             3.28%               0.23%

M2                  (euro) 79,000,000               A2/A/A             2.42%               0.28%

M3                  (GBP)55,000,000               A2/A/A             5.27%               0.28%

C2                 (euro) 139,000,000          Baa2/BBB/BBB           2.696%               0.56%

C3                  (GBP)60,000,000          Baa2/BBB/BBB            5.55%               0.56%
---------------------------------------------------------------------------------------------------



Credit Enhancement

---------------------------------------------------------------------------------------------------
                                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)          (GBP)287,479,553              6.34%

Class C Notes ((GBP) Equivalent)                (GBP)156,796,657              3.46%
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
                                                                         % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)          (GBP)287,479,553              6.83%

Class C Notes ((GBP) Equivalent)                (GBP)156,796,657              3.72%

---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
Programme Reserve Required Amount                 (GBP)75,000,000               1.78%

Balance Brought Forward                           (GBP)75,000,000               1.78%

Drawings this Period                                       (GBP)0               0.00%

Excess Spread this Period                                  (GBP)0               0.00%

Current Balance of Funding 2 & Granite
Master Issuer Reserve Fund                        (GBP)75,000,000               1.78%
---------------------------------------------------------------------------------------------------

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.